Exhibit 21.1

	Country	Ownership Interest
Entity Name
Advance Tungsten Reserve Inc.	United States	100%
BFM Resources Inc.	United States	100%
GMET Tungsten Holding Co.	United States	100%
Golden Metal Resources LLC	United States	100%
Guardian Gold Ltd.	England and Wales	100%
Pilot Metals Inc.	United States	100%